UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sify Limited

(Name of Issuer)

Equity Shares

(Title of Class of Securities)

82655MM107

(Cusip Number)

Andrew Y. Yan
Suites 2115-2118
Two Pacific Place, 88 Queensway
Hong Kong
(852) 2918-2200

with a copy to:

Robert T. Clarkson, Esq.
Jones Day
2882 Sand Hill Road, Suite 240
Menlo Park, California 94025
(650)739-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655MM107

1.	Name of Reporting Person: SAIF Investment Company Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039,453(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO

1	Power is exercised by the sole shareholder of the reporting person, SB Asia Infrastructure Fund L.P.

(Page 2 of 14 Pages)

CUSIP No. 82655MM107

1.	Name of Reporting Person: SB Asia Infrastructure Fund, L.P.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039,453(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): PN

1	Solely in its capacity as sole shareholder of SAIF Investment Company Limited.

2	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Partners L.P.

(Page 3 of 14 Pages)

CUSIP No. 82655MM107

1.	Name of Reporting Person: SB Asia Pacific Partners L.P. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039,453(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): PN

1	Solely in its capacity as sole general partner of SB Asia Infrastructure Fund L.P.

2	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Investments Limited.

(Page 4 of 14 Pages)

CUSIP No. 82655MM107

1.	Name of Reporting Person: SB Asia Pacific Investments Limited (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039,453(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as sole general partner of SB Asia Pacific Partners L.P.

2	Power is exercised by the sole shareholder of the reporting person, Asia Infrastructure Investments Limited.

(Page 5 of 14 Pages)

CUSIP No. 82655MM107

1.	Name of Reporting Person: Asia Infrastructure Investments Limited(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039,453(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as sole shareholder of SB Asia Pacific Investments Limited.

2	Power is exercised by a voting shareholder of the reporting person, SB First Singapore Pte Ltd., which exercises control with respect to the reporting person’s interest in SB Asia Pacific Investments Limited.

(Page 6 of 14 Pages)

CUSIP No. 82655MM107

1.	Name of Reporting Person: SB First Singapore Pte Ltd.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039,453(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as a voting shareholder of Asia Infrastructure Investments Limited that exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited.

2	Power is exercised by SOFTBANK Corp.

(Page 7 of 14 Pages)

CUSIP No. 82655MM107

1.	Name of Reporting Person: SOFTBANK Corp.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,039.453(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,039,453(1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,453

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as sole shareholder of SB First Singapore Pte Ltd.

(Page 8 of 14 Pages)

CUSIP No. 82655MM107

     This Amendment No. 6 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons on December 26, 2002 with respect to the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Limited (formerly known as Satyam Infoway Limited), a company incorporated in India (the “Company”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on May 22, 2003, Amendment No. 2 filed by the Reporting Persons on June 2, 2003, Amendment No. 3 filed by the Reporting Persons on August 1, 2003, Amendment No. 4 filed by the Reporting Persons on October 23, 2003, and Amendment No. 5 filed by the Reporting Persons on November 8, 2004 (as amended, the “Statement”). In addition to the Items specifically amended and supplemented hereby, each other Item of the Statement to which the information set forth below is relevant is also amended and supplemented hereby.

ITEM 2. IDENTITY AND BACKGROUND
     The second paragraph of Item 2 is hereby deleted.
     The first table relating to the Investor is hereby deleted and replaced with the following:

Name	Residence or Business Address	Principal Occupation or Employment

Anthony R. Castellanos	461 Fifth Avenue, 15th Floor New York, NY 10017	Director of the Investor
A. Qaiyoom G. Dustagheer	St. James Court, Suite 308, St. Denis Street, Port Louis, Republic of Mauritius	Assistant Company Secretary of the Investor and Director of Investor
Denis Sek Sum	St. James Court, Suite 308, St. Denis Street, Port Louis, Republic of Mauritius	Resident Director of the Investor
Andrew Y. Yan	2115-2118 Two Pacific Place, 88 Queensway, Hong Kong	Director of the Investor
     The second table relating to Asia Investments is hereby deleted and replaced with the following:

Name	Residence or Business Address	Principal Occupation or Employment

Ronald D. Fisher	300 Delaware Avenue Wilmington, DE 19807, U.S.A.	Director of Asia Investments
Ned Hooper	170 West Tasman Drive San Jose, CA 95134 U.S.A.	Director of Asia Investments
     The sixth table relating to SB Singapore is hereby deleted and replaced with the following:

Name	Residence or Business Address	Principal Occupation or Employment

Anthony R. Castellanos	461 Fifth Avenue, 15th Floor New York, NY 10017	Director of SB Singapore
Mabel May Woo Pah	9 Cross Street #11-00 PwC Building Singapore 048424	Director of SB Singapore
Ayano Akatsuka	Tokyo Shiodome Building, 24F 1-9-1 Higashi-Shimbashi, Minato-Ku Tokyo 105-7303 Japan	Director of SB Singapore

ITEM 4. PURPOSE OF TRANSACTION

     The last sentence of Item 4 is hereby deleted and replaced with the following:

     “All of the Investor's rights and obligations under the Investor Rights Agreement were terminated on April 19, 2005. On August 18, 2005 the Investor sold 216,679 ADSs, representing 216,679 Equity Shares, on the open market for an average price of $5.27 per share. On August 19, 2005 the Investor sold 752,008 ADSs, representing 752,008 Equity Shares, on the open market for an average price of $5.39 per share.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated to read in its entirety as follows:

     “(a) INVESTOR

          The aggregate number of Equity Shares that the Investor may be deemed to own beneficially, pursuant to Rule l3d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

          FUND

          The aggregate number of Equity Shares that the Fund may be deemed to own beneficially pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

(Page 9 of 14 Pages)

          GP

          The aggregate number of Equity Shares that the GP may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

          SB INVESTMENTS

          The aggregate number of Equity Shares that SB Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

          ASIA INVESTMENTS

          The aggregate number of Equity Shares that Asia Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

          SB SINGAPORE

          The aggregate number of Equity Shares that SB Singapore may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

(Page 10 of 14 Pages)

          SOFTBANK

          The aggregate number of Equity Shares that SOFTBANK may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,039,453, which constitutes approximately 2.9% of the outstanding Equity Shares.

     (b)  INVESTOR

          The Investor has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

          FUND

          As the sole shareholder of the Investor, the Fund has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

          GP

          Because of its position as sole general partner of the Fund and the sole shareholder of the Investor, GP has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

          SB INVESTMENTS

          Because of its position as the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Investments has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

          ASIA INVESTMENTS

          Because of its position as the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, Asia Investments has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

          SB SINGAPORE

          Because of its position as a voting shareholder of Asia Investments that exercises control with respect to Asia Investments’ interest in SB Investments, the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Singapore has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

          SOFTBANK

          Because of its position as the sole shareholder of SB Singapore, a voting shareholder of Asia Investments that exercises control with respect to Asia Investments’ interest in SB Investments,

(Page 11 of 14 Pages)

the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SOFTBANK has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,039,453 Equity Shares.

     (c) On August 18, 2005 the Investor sold 216,679 ADSs, representing 216,679 Equity Shares, on the open market for an average price of $5.27 per share. On August 19, 2005 the Investor sold 752,008 ADSs, representing 752,008 Equity Shares, on the open market for an average price of $5.39 per share.

     (d) Not applicable.
     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Equity Shares on August 19, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to replace the first sentence of such Item with the following:

     “The information set forth in Item 4 of the Statement, as amended by this Amendment, is hereby incorporated by reference.”

     Item 6 is hereby further amended to replace the text under the caption “Investor Rights Agreement” with the following paragraph :

     “INVESTOR RIGHTS AGREEMENT. In connection with the Investor’s purchase of Equity Shares, the Company, the Investor, Satyam and Venture Tech entered into the Investor Rights Agreement. The Investor Rights Agreement provided, among other things, for the Investor, Satyam and Venture Tech to vote their Equity Shares for the purpose of designating members to the Board. All of the Investor’s rights and obligations under the Investor Rights Agreement were terminated on April 19, 2005.”

(Page 12 of 14 Pages)

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 19, 2005

SAIF INVESTMENT COMPANY LIMITED

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director

SB ASIA INFRASTRUCTURE FUND L.P.

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P., which is the General Partner of SB Asia Infrastructure Fund L.P.

SB ASIA PACIFIC PARTNERS L.P.

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P.

SB ASIA PACIFIC INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: Director

SB FIRST SINGAPORE PTE LTD.

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Title: Attorney-in-Fact of SB First Singapore Pte Ltd.

(Page 13 of 14 Pages)

SOFTBANK CORP.

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Title: Attorney-in-Fact of SOFTBANK Corp.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

(Page 14 of 14 Pages)